Exhibit 67

                                                               EXECUTION COPY

                         CREDIT SUISSE FIRST BOSTON
                           Eleven Madison Avenue
                             New York, NY 10010

                         DLJ CAPITAL FUNDING, INC.
                              277 Park Avenue
                             New York, NY 10172


 AMP Incorporated
 470 Friendship Road
 Mail Stop 176-40
 P.O. Box 3608
 Harrisburg, PA 17105-3608

 Attention: Mr. Robert Ripp


                                                         September 27, 1998


                              Project Connect
                      Senior Secured Credit Facilities
                             Commitment Letter

 Ladies and Gentlemen:

           AMP Incorporated ("you" or the "Borrower") has advised Credit Suisse First Boston ("CSFB") and DLJ Capital Funding, Inc. ("DLJC" and, together with CSFB, "we" or "us") that you intend to acquire up to 30 million shares of Common Stock, without par value (the "Common Stock"), of the Borrower pursuant to a tender offer (the "Tender Offer"). We understand that the cash price of Common Stock to be paid in the Tender Offer will be $55.00 per share , and that, in connection with the Tender Offer, the Borrower may refinance some or all of its outstanding debt. You have further advised us that concurrently with the consummation of the Tender Offer, (i) you will obtain senior secured credit facilities (the "Facilities") described in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the "Term Sheet") in an aggregate principal amount of $2,500.0 million (consisting of $1,750.0 million of term facilities and a $750.0 million revolving credit facility) which aggregate principal amount will be reduced by the aggregate principal amount of the Company's outstanding indebtedness that is not so refinanced and (ii) you will issue senior notes (the "Notes") in an aggregate principal amount of $750.0 million pursuant to a Rule 144A/Regulation S distribution (the "Note Offering") or, in lieu thereof, obtain certain bridge loans (the "Bridge Loans") in such principal amount (the Tender Offer and the foregoing transactions are collectively referred to herein as the "Transactions"). The approximate sources and uses of the funds necessary to consummate the Transactions are set forth on Annex I to the Term Sheet. You have requested that (i) we agree to structure, arrange and syndicate the Facilities, (ii) we commit to provide the Facilities and (iii) CSFB serve as administrative agent therefor.

           In connection with the foregoing, (i) CSFB is pleased to advise you of its commitment (the "CSFB Commitment") to provide 50% of the aggregate principal amount of the Facilities and (ii) DLJC is pleased to advise you of its commitment (the "DLJC Commitment") to provide 50% of the aggregate principal amount of the Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Term Sheet and in Exhibit B hereto (the "Conditions"). The CSFB Commitment and the DLJC Commitment will be allocated pro rata among the Facilities.

           We intend to syndicate the Facilities to a group of financial institutions (together with us, the "Lenders") identified by us in consultation with you, and with your consent (such consent not to be unreasonably withheld). We intend to commence syndication efforts promptly upon the execution of this Commitment Letter. We will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached (subject to consultation with you and your acceptance, such acceptance not to be unreasonably withheld) and when they will be approached, when their commitments will be accepted, which institutions will participate, what titles (if any) they will be awarded, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. It is agreed that CSFB will act as the sole and exclusive administrative agent, that DLJC will act as the sole and exclusive syndication agent, and that CSFB and DLJC will act as co-lead arrangers and as the sole and exclusive advisors for the Facilities, and that CSFB and DLJC will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by them in such roles. It is also agreed that CSFB, in its discretion, may appoint one or more collateral agents for the Facilities (which may include CSFB and its affiliates). You agree that no other agents, advisors, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree.

           You agree to assist CSFB and DLJC in completing a syndication satisfactory to us. Such assistance shall include (a) your using your reasonable best efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between your senior management and advisors and the proposed Lenders,
 (c) your assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with us, of one or more meetings with prospective Lenders.

           You agree to use your reasonable best efforts to deliver no later than October 9, 1998, to CSFB and DLJC a completed Confidential Information Memorandum, in form and substance reasonably satisfactory to CSFB and DLJC that would be suitable in connection with the syndication of the Facilities.

           It is understood and agreed that we shall be entitled, prior to the effectiveness of the Facilities, (i) to change the allocation of commitments between the Tranche A Facility, the Tranche B Facility and the Revolving Facility (as such terms are defined in the Term Sheet) and
 (ii) to add additional tranches in order to facilitate the successful syndication of the Facilities (provided that the aggregate principal amount of the Facilities remains the same).

           CSFB and DLJC shall be entitled, after consultation with you, to change the structure, terms or pricing of the Facilities if the syndication has not been completed and if CSFB and DLJC determine that such changes are advisable in order to insure a successful syndication of the Facilities; provided, however, that the total amount of the Facilities shall remain unchanged. CSFB's and DLJC's commitments are subject to the agreements in this paragraph.

           You further agree to prepare and provide promptly to us all information with respect to the Borrower and the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that (a) all written information other than the Projections (the "Information") that has been or will be made available to us by you or any of your representatives in connection with the Transactions is or will be, as of the date thereof, complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (b) all Projections that have been or will be made available to us by you or any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon what you believe to be reasonable assumptions (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the Projections will be realized). You agree to supplement the Information and the Projections from time to time until the completion of the syndication so that the representation and covenant in the preceding sentence remain correct without regard to when such Information and Projections were made available. You understand that in arranging and syndicating the Facilities, we may use and rely on the Information and the Projections without responsibility for independent verification thereof.

           As consideration for our commitments hereunder and agreements to perform the services described herein, you agree to pay to us the nonrefundable fees set forth in the Term Sheet and in the Senior Secured Credit Facilities Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").

           You agree to reimburse CSFB, DLJC and their respective affiliates, upon request made from time to time, for their reasonable out-of-pocket fees and expenses incurred in connection with Facilities and the preparation, execution and delivery of any related documentation and the activities thereunder or contemplated thereby, including without limitation due diligence expenses, syndication expenses, consultants' fees and expenses and the reasonable fees and expenses of counsel to CSFB, DLJC and their respective affiliates, whether incurred before or after the execution of this letter.

           You hereby agree to indemnify and hold harmless CSFB, DLJC and their respective affiliates and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, and to reimburse each such Indemnified Person for any reasonable legal or other expenses as they are incurred in connection with investigating or defending any of the foregoing; provided, however, that the foregoing indemnification will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are finally judicially determined by a court of competent jurisdiction not subject to further appeal to have resulted from the gross negligence or willful misconduct of such Indemnified Person. No Indemnified Person shall be liable for any indirect or consequential damages in connection with its obligations hereunder or its activities related to the Facilities.

           This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any other agreement between us related to this Commitment Letter or the Transactions, including the Term Sheet, the Conditions and the Fee Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, employees, agents and legal advisors who are directly involved in the consideration of this matter (and then only on a confidential basis) or (b) as may be required by law or compulsory legal process (in which case you agree to inform us promptly thereof prior to any such disclosure); provided, however, that after your acceptance of this Commitment Letter and the Fee Letter, you may disclose the material terms of this Commitment Letter, the Term Sheet and the Conditions and the Fee Letter (i) in any offering circular or prospectus relating to the Note Offering, (ii) in any filing or disclosure required in connection with the Transactions under federal securities laws or (iii) in any other manner otherwise required by applicable law (in each of clauses (i), (ii) and (iii) above, you agree to inform us promptly thereof prior to any such disclosure).

           The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or CSFB's or DLJC's commitment hereunder.

           If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet, the Conditions and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York City time, on October 2, 1998, failing which the commitments and agreements contained herein will expire at such time. If the initial borrowing in respect of the Facilities does not occur on or before December 18, 1998, then this Commitment Letter and the commitments and undertakings of CSFB and DLJC hereunder shall automatically terminate unless each of CSFB and DLJC shall, in their discretion, agree to an extension.

           This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter and CSFB's and DLJC's commitments hereunder shall not be assignable by you without the prior written consent of CSFB and DLJC (and any purported assignment without such consent shall be null and void). CSFB's commitment hereunder may be assigned by CSFB to any of its affiliates or any Lender, and DLJC's commitment hereunder may be assigned by DLJC to any of its affiliates or any Lender. Any such assignment to an affiliate shall not relieve CSFB or DLJC, as the case may be, from any of its obligations hereunder unless and until the Facilities shall have been funded on the Closing Date (as defined in the Term Sheet). Except as provided in the immediately preceding sentence, any assignment to a Lender shall be by novation and shall release CSFB or DLJC, as the case may be, from its commitment hereunder pro tanto. This agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, CSFB and DLJC. This Commitment Letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof. This Commitment Letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

           We are pleased to have been given the opportunity to assist you in connection with this important financing.

                                    Very truly yours,

                                    CREDIT SUISSE FIRST BOSTON,


                                    By: /s/ Marisa J. Harney
                                      _________________________
                                      Name:  Marisa J. Harney
                                      Title: Director



                                    By: /s/ Lori Sivaslian
                                      _________________________
                                      Name: Lori Sivaslian
                                      Title: Director


                                    DLJ CAPITAL FUNDING, INC.,


                                    By: /s/ Harold Phillips
                                      _________________________
                                      Name: Harold Phillips
                                      Title: Managing Director


 Accepted and agreed to as of
 the date first written above,

 AMP INCORPORATED,


 By: /s/ Robert Ripp
     _________________________
     Name: Robert Ripp
     Title: Chairman and Chief
             Executive Officer




 CONFIDENTIAL                                                     EXHIBIT A
 September 27, 1998



                              Project Connect
                     Senior Secured Credit Facilities
                 Summary of Principal Terms and Conditions


 Borrower:              AMP Incorporated (the "Borrower").

 Tender Offer:          The Borrower will acquire up to 30 million shares
                        of its Common Stock without par value (the "Common
                        Stock"), pursuant to a tender offer (the "Tender
                        Offer"). We understand that the cash price of Common Stock to be paid in the Tender Offer will be $55.00 per share, and that, in connection with the Tender Offer, the Borrower may refinance some or all of its outstanding debt. In connection with the Tender Offer (i) the Borrower will obtain the Facilities and (ii) the Borrower will issue senior notes (the "Notes") in an aggregate principal amount of $750.0 million or, in lieu thereof, obtain bridge loans (the "Bridge Loans") in such principal amount (the Tender Offer and the foregoing transactions being collectively referred to herein as the "Transactions").

 Sources and Uses:      The approximate sources and uses of funds necessary
                        to consummate the Transactions are set forth on Annex I attached hereto.

 Facilities:            (A)  Two Senior Secured Term Loan Facilities in an
                             aggregate principal amount of up to
                             $1,750.0 million (the "Term Loan Facilities"), such aggregate principal amount to be allocated between (a) a Tranche A Term Loan
                             Facility in an aggregate principal amount of up to $1,000.0 million (the "Tranche A
                             Facility") and (b) a Tranche B Term Loan
                             Facility in an aggregate principal amount of $750.0 million (the "Tranche B Facility").

                        (B) Senior Secured Revolving Credit Facility (the "Revolving Facility" and, together with the Term Loan Facilities, the "Facilities") in an aggregate principal amount of $750.0 million (of which up to $200.0 million will be available in the form of letters of credit).

 Agents: CSFB will act as the sole and exclusive administrative agent (the "Administrative Agent") for (and may appoint a collateral agent for) and DLJC will act as the sole and exclusive syndication agent (the "Syndication Agent" and, together with the Administrative Agent, the "Agents") for (and may appoint a collateral agent for) a syndicate of financial institutions identified in consultation with the Borrower and with the consent of the Borrower (such consent not to be unreasonably withheld) (the "Lenders"), and each will perform the duties customarily associated with such role.

 Arrangers:             CSFB and DLJC will act as sole advisors and co-lead
                        arrangers for the Facilities (the "Co-Lead
                        Arrangers") and will perform the duties customarily associated with such roles.

 Purpose:               (A)  The proceeds of the Term Loan Facilities will
                             be used on the date of the initial funding under the Facilities (the "Closing Date"), together with the proceeds from the Bridge
                             Loans or Notes, as the case may be, solely
                             (i) to finance the Tender Offer, (ii) to repay certain existing indebtedness and (iii) to pay related fees and expenses.

                        (B) Thereafter, the proceeds of loans under the Revolving Facility and the letters of credit will be used for general corporate purposes.

 Availability:          (A)  The full amount of the Term Loan Facilities
                             must be drawn in a single drawing on the Closing Date. Amounts repaid under the Term
                             Loan Facilities may not be reborrowed.

                        (B) Loans under the Revolving Facility will be available at any time prior to the final maturity of the Revolving Facility. Amounts repaid under the Revolving Facility may be reborrowed prior to the final maturity provided applicable borrowing conditions are met. Letters of credit will be available at any time before the fifth business day prior to the final maturity of the Revolving Facility.

                             The availability of the Facilities will be reduced by the aggregate amount of certain indebtedness of the Company (excluding any indebtedness of the Company incurred prior to the Closing Date) that remains outstanding after giving effect to the Transactions (and any other transactions contemplated in the Commitment Letter).

 Default Rate:          The applicable interest rate plus 2% per annum.

 Final Maturity         (A)  Loans made under the Tranche A
 and Amortization:           Facility will mature on the fifth anniversary
                             of the Closing Date.

                        (B) Loans made under the Tranche B Facility will mature on the seventh anniversary of the Closing Date.

                        (C) The Revolving Facility will mature on the fifth anniversary of the Closing Date.

                        (D) The amortization schedule of the Tranche A Facility and the Tranche B Facility is set forth on Annex IV hereto.

 Guarantees:            All obligations of the Borrower under the
                        Facilities will be unconditionally guaranteed by each existing and each subsequently acquired or organized subsidiary of the Borrower as fully as is permitted by applicable law (provided that no foreign subsidiary shall be required to provide a guarantee to the extent and for so long as to do so would cause adverse tax consequences to the Borrower).

 Security:              The Facilities and the related subsidiary
                        guarantees will be secured as fully as is permitted by applicable law by substantially all the assets of the Borrower and each existing and each subsequently acquired or organized subsidiary of the Borrower (collectively, the "Collateral"), including but not limited to (a) a first priority pledge of all the capital stock of each existing and each subsequently acquired or organized subsidiary of the Borrower (which pledge, in the case of any foreign subsidiary, shall be limited to the percentage of the capital stock of such foreign subsidiary that is necessary to avoid adverse tax consequences to the Borrower) and (b) perfected first priority security interests in, and mortgages on, substantially all tangible and intangible assets of the Borrower and each existing and each subsequently acquired or organized domestic (and, to the extent no adverse tax consequences would result, foreign) subsidiary of the Borrower
                        (including but not limited to accounts receivable, inventory, general intangibles, intellectual property, real property, equipment, cash and proceeds of the foregoing). By mutual agreement items may be excluded from the Collateral where the expense is not reasonably justified by the benefit to the Lenders.

                        All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Borrower and the Lenders, and, subject to limited exceptions to be agreed upon, none of the Collateral shall be subject to any other pledges, security interests or mortgages (other than security interests in the Collateral which will be shared equally and ratably with the Lenders under the Borrower's 6 billion yen facility).

 Interest Rates         As set forth in Annex II hereto.
 and Fees:

 Mandatory Prepayment:  Loans under the Term Loan Facilities shall be prepaid with (a) so long as any Bridge Loans or Exchange Notes are outstanding, a percentage to be agreed upon of Excess Cash Flow (to be defined),
                        (b) a percentage of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of property by the Borrower and its subsidiaries (including insurance and condemnation proceeds), subject to exceptions to be agreed upon,
                        (c) a percentage of the net cash proceeds of issuances of debt obligations of the Borrower and its subsidiaries, subject to exceptions to be agreed upon; provided, that if the Bridge Loans are provided on the Closing Date, the net cash proceeds of a subsequent offering of Notes or other securities will be used first to prepay the Bridge Loans, and (d) 100% of the net cash proceeds of issuances of equity securities of the Borrower and its subsidiaries, subject to exceptions to be agreed upon.

                        Except as provided above with respect to the proceeds of the Notes, the above-described mandatory prepayments shall be allocated between the Term Loan Facilities pro rata, subject to the provisions set forth below under the caption "Special Application Provisions". Within each Term Loan Facility, mandatory prepayments shall be applied pro rata to reduce the remaining amortization payments under such Facility.

 Special Application    Holders of loans under the Tranche B
 Provisions:            Facility may, so long as loans are
                        outstanding under the Tranche A
                        Facility, decline to accept any
                        mandatory prepayment described above
                        and, under such circumstances, all
                        amounts that would otherwise be used
                        to prepay loans under the Tranche B
                        Facility shall be used to prepay
                        loans under the Tranche A Facility.

 Voluntary              Voluntary prepayments will be
 Prepayments:           permitted in whole or in part, at
                        the option of the Borrower, in
                        minimum principal amounts to be
                        agreed upon, without premium or
                        penalty, subject to reimbursement of
                        the Lenders' redeployment costs in
                        the case of prepayment of Adjusted
                        LIBOR borrowings other than on the
                        last day of the relevant Interest
                        Period.  All voluntary prepayments
                        of the Term Loan Facilities will be
                        applied pro rata to the remaining
                        amortization payments under the Term
                        Loan Facilities.

 Representations and    Customary for facilities and
 Warranties:            transactions of this type, including
                        but not limited to:  accuracy of
                        financial statements; no material
                        adverse change; absence of material
                        litigation; no violation of
                        agreements or instruments;
                        compliance with Regulations T, U and
                        X of the Board of Governors of the
                        Federal Reserve System of the United
                        States; compliance with laws
                        (including employee benefits and
                        environmental laws); payment of
                        taxes; ownership of properties;
                        solvency; effectiveness of
                        regulatory approvals; labor matters;
                        environmental matters; accuracy of
                        information; and validity, priority
                        and perfection of security interests
                        in the Collateral.

 Conditions Precedent   Customary for facilities and
 to Initial Borrowing:  transactions of this type, including but not limited to the satisfaction
                        or waiver of the conditions set
                        forth on Exhibit B hereto.

 Affirmative            Customary for facilities and
 Covenants:             transactions of this type, including
                        but not limited to:  use of
                        proceeds; maintenance of corporate
                        existence and rights; compliance
                        with laws; performance of
                        obligations; maintenance of
                        properties in good repair;
                        maintenance of appropriate and
                        adequate insurance; inspection of
                        books and properties; payment of
                        taxes and other liabilities; notice
                        of defaults, litigation and other
                        adverse action; delivery of
                        financial statements, financial
                        projections and compliance
                        certificates; and further
                        assurances.

 Negative Covenants:    Customary for facilities and
                        transactions of this type,
                        including, but not limited to:
                        limitations on indebtedness;
                        limitations on loans, investments
                        and joint ventures; limitations on
                        dividends on, and redemptions and
                        repurchases of, capital stock;
                        limitations on mergers, acquisitions
                        and asset sales (with such carve-
                        outs as may be agreed upon);
                        limitations on liens and sale-
                        leaseback transactions; limitations
                        on transactions with affiliates;
                        limitations on changes in business
                        conducted; limitations on amendment
                        of indebtedness and other material
                        documents; and limitations on
                        prepayments, redemptions and
                        repurchases of subordinated debt and
                        senior debt.

                        Limitation on Restricted Payments:
                        to the extent that:  (a) Moody's
                        Investors Service ("Moody's") and
                        Standard & Poor's Corporation
                        ("S&P") assign ratings of Baa3 and
                        BBB-, respectively, or better, to
                        the Borrower's long term unsecured
                        senior indebtedness ("Designated
                        Indebtedness"), the Borrower shall
                        be subject to the restricted
                        payments test described in the
                        following paragraph; (b) Moody's
                        assigns a rating of Ba1 or S&P
                        assigns a rating of BB+ to the
                        Designated Indebtedness, the
                        Borrower shall be subject to the
                        Restricted Payments Test and a free
                        cash flow test; and (c) Moody's
                        assigns a rating of Ba2 or lower or
                        S&P assigns a rating of BB or lower
                        to the Designated Indebtedness, the
                        Borrower shall not be permitted to
                        make any Restricted Payments (to be
                        defined).

                        The Borrower shall not, and shall
                        not permit any subsidiary, directly
                        or indirectly, to make a Restricted
                        Payment if at the time the Borrower
                        or such subsidiary makes such
                        Restricted Payment (a) a Default
                        shall have occurred and be
                        continuing (or would result
                        therefrom); (b) after giving effect
                        to such Restricted Payment the
                        Borrower is not in compliance (on a
                        pro forma basis) with any of the
                        covenants or (c) the aggregate
                        amount of such Restricted Payments
                        exceeds $200.0 million (the
                        "Basket").  The Basket shall be
                        increased by (i) 50% of the
                        Consolidated Net Income (to be
                        defined) accrued during the period
                        (treated as one accounting period)
                        from the beginning of the fiscal
                        quarter immediately following the
                        fiscal quarter in which the initial
                        funding of the Facilities occurs
                        (the "Closing Date") to the end of
                        the most recent fiscal quarter
                        ending at least 45 days prior to the
                        date of a particular Restricted
                        Payment and (ii) 100% of any new
                        cash proceeds for the sale of equity
                        securities (other than certain
                        disqualified stock).  If such
                        Consolidated Net Income shall be a
                        deficit, the Basket shall be
                        decreased by 100% of such deficit.

                        The Borrower shall not own or
                        acquire any margin stock (except for
                        the Common Stock) of any other
                        entity, unless at such time, (i)
                        such margin stock is pledged to the
                        Lenders (the "Margin Stock Pledge")
                        and (ii) the Borrower delivers
                        evidence satisfactory to the Agents,
                        in its sole discretion, that the
                        Margin Stock Pledge complies with
                        Regulations T, U and X of the Board
                        of Governors of the Federal Reserve
                        System of the United States.

 Selected Financial     Usual for facilities and
 Covenants:             transactions of this type and others
                        to be agreed upon, including:
                        (a) maximum ratio of Total Debt to
                        EBITDA, (b) minimum ratio of EBITDA
                        to Interest Expense, (c) minimum
                        fixed charge coverage ratio and (d)
                        minimum net worth.  Such covenants
                        will be tested quarterly and
                        calculated on a trailing four
                        quarter basis as outlined in
                        Annex III hereto.

 Events of Default:     Customary for facilities and
                        transactions of this type, subject
                        to applicable grace periods,
                        including but not limited to:
                        nonpayment of principal, interest
                        fees or other amounts when due;
                        violation of covenants; failure of
                        any representation or warranty to be
                        true in all material respects when
                        made or deemed made; cross default
                        and cross acceleration; Change of
                        Control; bankruptcy events; material
                        judgments; ERISA; and actual or
                        asserted invalidity of the
                        guarantees or security documents.

                        In the event that a Change of
                        Control occurs within the first
                        twelve months following the Closing
                        Date, the Lenders will have the
                        right to require the Borrower to
                        prepay the Tranche B Facility at a
                        purchase price equal to 101% of the
                        principal amount thereof.

 Cost and Yield         Customary for facilities and
 Protection:            transactions of this type.

 Assignments and        The Lenders will be permitted to
 Participations:        assign loans and commitments to
                        other Lenders (or their affiliates)
                        without restriction, or to other
                        financial institutions with the
                        consent of the Agents and the
                        Borrower, in each case not to be
                        unreasonably withheld.  The Agents
                        will receive a customary processing
                        and recordation fee, payable by the
                        assignor and/or the assignee, with
                        each assignment.  Assignments will
                        be by novation.

                        The Lenders will be permitted to
                        participate loans and commitments to
                        other financial institutions without
                        restriction.  Voting rights of
                        participants shall be limited to
                        matters in respect of (a) reductions
                        of principal, interest or fees,
                        (b) extensions of scheduled
                        principal payment dates and
                        (c) certain releases of guarantees
                        or Collateral.

 Expenses and           In addition to those reasonable out-
 Indemnification:       of-pocket expenses reimbursable
                        under the Commitment Letter, all
                        reasonable out-of-pocket expenses of
                        the Lenders for enforcement costs
                        and documentary taxes associated
                        with the Facilities are to be paid
                        by the Borrower.

                        The Borrower will indemnify the Co-
                        Lead Arrangers, the Agents, the
                        Lenders and their respective
                        officers, directors, employees,
                        affiliates, agents and controlling
                        persons and hold them harmless from
                        and against all liabilities, costs
                        and expenses (including reasonable
                        fees, disbursements and other
                        charges of counsel) arising out of
                        or relating to any claim or any
                        litigation or other proceedings
                        (regardless of whether any such
                        indemnified person is a party
                        thereto) that relate to the
                        Transactions, the Facilities or any
                        transactions connected  therewith;
                        provided, however, that no
                        indemnified person will be
                        indemnified for any cost, expense or
                        liability to the extent determined
                        by a court of competent jurisdiction
                        in a final and nonappealable
                        judgment to have resulted from its
                        gross negligence or willful
                        misconduct.

 Governing Law          New York.
 and Forum:



                                                                    ANNEX I



                         Sources and Uses of Funds
                          (in millions of dollars)
                       (all figures are approximate)


 Sources of Funds                              Use of Funds

 Senior Credit           $1,603.8              Tender Offer       $1,650.0
 Facilities (1)
                            750.0              Repayment of          610.8 (2)
                                               Existing Debt
 Notes/Bridge Loans

                                               Transaction            93.0 (3)
                                               Expenses

                          _______                                  ___________

 Total Sources           $2,353.8              Total Uses         $2,353.8




 ---------------------
 1 Represents total availability of $2,500.0 million, comprised of $1,000.0 million under the Tranche A Facility, $750.0 million under the Tranche B Facility and up to $750.0 million under the Revolving Facility.

 2         Assumes refinancing of all existing indebtedness.

 3 Includes financing fees, fees associated with the Tender Offer, legal fees and other expenses.



                                                                   ANNEX II

 Interest      The interest rates under the Facilities will be, at
 Rates:        the Borrower's option, as follows:

                  Revolving Facility and Tranche A Facility

                  Adjusted LIBOR plus 200 basis points or Base Rate plus 100 basis points, subject to adjustment as set forth below under the caption "Change in Commitment Fees and Interest Rates".

                  Tranche B Facility

                  Adjusted LIBOR plus 275 basis points or Base Rate plus 175 points, subject to adjustment as set forth below under the caption "Change in Commitment Fees and Interest Rates".

                  All Facilities

                  The Borrower may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR borrowings.

                  Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Base Rate loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

                  The Base Rate is the highest of CSFB's Prime Rate and the Federal Funds Effective Rate (to be defined) plus 1/2 of 1%.

                  Adjusted LIBOR will at all times include statutory reserves.

 Commitment Fees: 0.50% per annum of the undrawn portion of the commitments in respect of the Facilities (subject to adjustment as set forth below under the caption "Change in Commitment Fees and Interest Rates"), commencing to accrue upon the execution and delivery of the Credit Agreement and payable quarterly in arrears and upon the termination of any commitment, in each case for the actual number of days elapsed in a 360-day year.

                  The Borrower shall pay a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the applicable margin over Adjusted LIBOR. Such commission shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

 Letter of Credit
 Fees: A fronting fee in the amount of 0.25% per annum on the face amount of each letter of credit shall be payable quarterly in arrears to the Lender issuing such letter of credit (the "Issuing Bank") for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the applicable Issuing Bank for its own account.

 Change in        The Credit Agreement will contain provisions under which
 Commitment Fees  commitment fees and interest rates under the Facilities will
 and Interest     be adjusted in increments to be agreed upon based on
 Rates:           performance goals or ratings to be agreed upon.



                                                                  ANNEX III

                        Indicative Covenants Levels
                  (at December 31 of the applicable year)


 I.   Total Debt/EBITDA

 1998              1999                2000               2001 and Thereafter

 3.50x             3.00x               2.75x                     2.50x

 II.  Minimum Ratio of EBITDA/Interest Expense

 1998              1999                2000 and Thereafter

 3.50x             3.75x                      4.00x

 III. Minimum Fixed Charge Leverage Ratio

 1998              1999                2000              2001 and Thereafter

 1.15x             1.15x               1.15x                    1.20x

 IV.  Minimum Net Worth

      Initially 75% of the net worth of the Borrower at the Closing Date, after giving effect to the Transactions. This covenant level shall increase by 25% of Consolidated Net Income on December 31 of each year thereafter.




                                                                 ANNEX IV

                           Amortization Schedule
                               (in millions)

 I.   Tranche A Facility

 Year 1         Year 2         Year 3         Year 4         Year 5

   0            $125.0         $225.0         $275.0         $375.0

 II.  Tranche B Facility

 Year 1      Year 2      Year 3      Year 4      Year 5      Year 6     Year 7

   0         $7.5        $7.5        $7.5        $7.5        $7.5       $712.5



                                                                  EXHIBIT B

        The commitments of Credit Suisse First Boston ("CSFB") and DLJ Capital Funding, Inc. ("DLJC" and, together with CSFB, the "Advisors") pursuant to the Senior Secured Credit Facilities Commitment Letter (the "Letter") shall be subject to the following conditions (capitalized terms used but not defined herein shall, unless otherwise specified, have the meanings assigned to such terms in the Letter):

        (i) after the date of the Letter there shall not have occurred or become known to either of the Advisors any event or events, adverse condition or change in or affecting the Borrower that, individually or in the aggregate, could have a Material Adverse Effect;

       (ii) the preparation, execution and delivery of definitive documentation satisfactory to each of the Advisors, in connection with
   (a) the Bridge Loans or the Notes, as the case may be, (b) the Senior Bank Facilities and (c) the Tender Offer;

      (iii) the Transactions shall have been consummated or shall be consummated simultaneously on the Closing Date, in each case in all material respects in accordance with the terms hereof and the terms of the relevant documentation therefor (and without the waiver of any such terms);

       (iv) each of the Advisors and the Lenders shall be reasonably satisfied as of the Closing Date with the material terms and conditions of the Flexitrust;

        (v) after giving effect to the Transactions and the other transactions contemplated by the Letter, the Borrower and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans under the Senior Bank Facilities, (b) the Bridge Loans or the Notes, as the case may be and (c) other indebtedness or preferred stock to be agreed upon;

       (vi) customary closing conditions for transactions similar to the Bridge Loans and the Senior Bank Facilities, as applicable, including without limitation (a) the accuracy of all representations and warranties, (b) the absence of any defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the Transactions and the other transactions contemplated by the Letter, (c) the absence of any material change in the capital, corporate and organizational structure of the Borrower and its subsidiaries (after giving effect to the Transactions and the establishment of the Flexitrust), (d) first-priority perfected security interests in the Collateral (except as otherwise agreed), (e) compliance with applicable laws and regulations (including employee health and safety, margin regulations and environmental laws), (f) obtaining reasonably satisfactory insurance, (g) evidence of authority, (h) consents of all relevant persons, and (i) the receipt by each of the Advisors of reasonably satisfactory legal opinions;

      (vii) each of the Advisors, and, if applicable, the Lenders, shall have received a certificate reasonably satisfactory in all respects to each of the Advisors and the Lenders, as applicable, from the Chief Financial Officer of the Borrower certifying that, after giving effect to the Transactions, the Borrower will not (a) be insolvent, (b) be rendered insolvent by the indebtedness incurred in connection therewith,
   (c) be left with unreasonably small capital with which to engage in its business or (d) have incurred debts beyond its ability to pay such debts as they mature;

     (viii) there shall not have occurred after the date of the Letter
   (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in any Applicable Jurisdiction, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in any Applicable Jurisdiction, (c) the commencement of a war, armed hostilities or other international or national calamity or emergency, directly or indirectly involving the United States, (d) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, (e) in the case of the foregoing clauses (c) and (d), a material escalation or worsening thereof, or (f) any other material adverse change in banking or capital market conditions that has had or reasonably could be expected to have a material adverse effect on, or has materially impaired, the syndication of bank credit facilities or the consummation of securities offerings, as the case may be, that any of the Advisors shall determine to have impaired their ability successfully to complete (1) the Note Offering or the syndication of the Bridge Loans, as the case may be, or (2) the syndication of the Senior Bank Facilities, in each case prior to the termination of the marketing period with respect thereto;

       (ix) each of the Advisor's satisfaction that, immediately prior to and during the marketing period for (a) the Note Offering or the syndication of the Bridge Loans, as the case may be, and (b) the Senior Bank Facilities, there shall be no competing issues of debt securities or commercial bank facilities (other than the Senior Bank Facilities and the Note Offering or the Bridge Loans, as applicable) of the Borrower or any of its affiliates;

        (x) after the date of the Letter, no information becomes known to either Advisor that either of the Advisors in good faith believes is inconsistent in a material and adverse manner with (a) any information or other matter disclosed prior to the date of the Letter or (b) any information or other matter obtained by the Advisors during their due diligence investigation;

       (xi) there shall have not occurred after the date of the Letter any Change of Control;

      (xii) the Borrower shall have received investment grade ratings on its long term unsecured senior indebtedness from both Standard & Poor's Corporation and Moody's Investors Service;

     (xiii) the Borrower's EBITDA (excluding restructuring and one-time charges due to the Borrower's profit improvement plan and expenses incurred in connection with the Transactions, the Flexitrust and the Allied Signal tender offer during the fiscal quarter ending September 30, 1998 shall have been at least $205.0 million; and

      (xiv) payment of fees and expenses.

        A "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, results of operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, or (ii) the validity or enforceability of any of the documents entered into in connection with the Transactions or the other transactions contemplated by the Letter or the rights, remedies and benefits available to the parties thereunder.

        "Applicable Jurisdiction" means the United States and New York
 State.